[Letterhead of Cahill Gordon & Reindel LLP]

December 20, 2007

H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C.  20549

Re:	Energy Partners, Ltd.
Form 10-K for Fiscal Year Ended December 31, 2006, as amended
Filed March 1, 2007

Form 10-Q for Fiscal Quarter ended March 31, 2007
Filed May 3, 2007

Form 10-Q for Fiscal Quarter ended June 30, 2007
Filed August 8, 2007

Form 10-Q for Fiscal Quarter ended September 30, 2007
Filed November 11, 2007

Schedule 14A
Filed May 4, 2007

File No. 001-16179

Mr. H. Roger Schwall
December 20, 2007

Dear Mr. Schwall:

Energy Partners, Ltd. (the “Company”) is in receipt of your letter dated November 30, 2007 regarding your comments to the Company’s filings listed above.  The Company has carefully considered your comments and, at the request and on behalf of the Company, we respectfully provide the responses below.  For your convenience, we have reproduced each comment from your letter immediately before the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2006, as amended

Form 10-Q for the Fiscal Quarters Ended March 31, 2007, June 30, 2007, and September 30, 2007

General

Controls and Procedures

1. COMMENT:

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

In each of your filings you disclose that your officers “believe that the disclosure controls and procedures were effective as of the end of the period covered by this report with respect to timely communication to them and other members of management responsible for preparing periodic reports and all material information required to be disclosed in this report as it relates to our Company and its consolidated subsidiaries.”

Item 307 of Regulation S-K requires you to disclose your officers’ conclusions (as opposed to their belief) regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act.  The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure.  Specifically, the term disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and regulations.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”  Your officers’ conclusions do not state

Mr. H. Roger Schwall
December 20, 2007

whether your disclosure controls and procedures are effective at accomplishing these additional items.

Please confirm for us that your officers’ conclusions with regard to the periods ending on December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007 were that your disclosure controls and procedures were effective at accomplishing all of the items included within the definition of disclosure controls and procedures in Rule 13a-15(e) of the Exchange Act.  Please also confirm that you will revise your disclosure in future filings to make clear that your officers considered all of the items included within the definition of disclosure controls and procedures.

RESPONSE:

The Company will revise its disclosure in future filings and confirms that its officers’ conclusions with regard to the periods ending on December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007 were that the disclosure controls and procedures were effective at accomplishing all of the items included within the definition of disclosure controls and procedures in Rule 13a-15(e) of the Exchange Act.

Form 10-K For the Fiscal Year Ended December 31, 2006

2. COMMENT:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

In this section, you sometimes refer to two or more factors that contributed to material changes over the reported periods.  Revise to quantify the amount of the changes contributed by each of the factors or events that you identify as they relate to revenues, operating expenses and other income or expenses.  Instead of simply using the term “primarily” to describe changes, quantify the amount of the change that is attributable to the primary source you identify.  See Section III.D of SEC Release 33-6835 (May 18, 1989).

RESPONSE:

In future filings, the Company will expand its disclosure to quantify the amount of the changes contributed by each of the factors or events that it identifies as they relate to revenues, operating expenses and other income or expenses as prescribed by Section III. D of SEC Release 33-6835 (May 18, 1989). The Company includes the following discussion of changes in Depreciation, Depletion and Amortization expense as  included on page 27 of its 2006 Form 10-K, marked for the suggested changes, as an example:

Mr. H. Roger Schwall
December 20, 2007

Depreciation, depletion and amortization increased $98.7 million to $198.2 million in 2006. The increase was primarily due to increased production volumes ($14.5 million), a shift in the production contribution from our various fields causing a higher expense per Boe which translates into a $59.3 million increase as well as reserve revisions taken in several of our onshore properties at the end of 2005 that increased the depreciation burden from those fields on a total expense ($24.9 million) and per Boe basis. Some fields carry a higher depreciation burden than others and fields in which more recent exploration and development activity has taken place reflect the effect of rising costs of oilfield industry services and capital goods; therefore, changes in the sources of our production will directly impact this expense.

3. COMMENT:

Financial Condition, Liquidity and Capital Resources, page 28

We note your statement that “Exploration expenditures incurred are excluded from operating cash flows and included in investing activities.”  Please modify your disclosure to clarify, if true, that exploration expenditures as described by paragraph 18 of SFAS 19 are reflected as operating activities and exploration costs that are incurred as described in paragraph 19 of SFAS 19 are reflected as investing activities pending determination.  Refer to paragraph 13 of FAS 19 and Item II.F.8.b of the Division of Corporation Finance:  Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, located at:  http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm #P374_86706.

RESPONSE:

In future filings, the Company will modify its disclosure to clarify that exploration expenditures as described by paragraph 18 of SFAS 19 are reflected as operating activities and exploration costs that are incurred as described in paragraph 19 of SFAS 19 are reflected as investing activities pending determination.  The Company includes the following discussion of changes in the fourth paragraph under the heading “Financial Condition, Liquidity and Capital Resources” included on page 29 of its 2006 Form 10-K, marked for the suggested changes, as an example:

Net cash of $358.8 million used in investing activities in 2006 primarily included $341.9 million of oil and natural gas property capital and exploration expenditures and $15.9 million of lease acquisitions. Exploration expenditures incurred are excluded from operating cash flows and included in investing activities, unless the expenditures do not result in the acquisition of an asset, such as geological and geophysical costs, costs of carrying and retaining undeveloped properties, and dry hole costs. During 2006, we

Mr. H. Roger Schwall
December 20, 2007

completed 28 drilling projects and 35 recompletion/workover projects, 49 of which were successful and two of which are under evaluation. During 2005, we completed 56 drilling projects and 32 recompletion/workover projects, 60 of which were successful.

4. COMMENT:

(7) Tropical Weather, page 52

We note your disclosure on page 53 that “Total offshore repair costs expended as of December 31, 2006 for Hurricanes Katrina, Rita and Cindy were $87.7 million of which $53.0 million is recorded in other receivables on the Company’s consolidated balance sheet net of collections as of December 31, 2006.”  Please tell us where you reported collections for property damage in your consolidated statements of cash flows for the periods presented. Refer to paragraph 22(c) of FAS 95.

RESPONSE:

Proceeds from the Company's insurance claims except for those that are directly related to investing activities are recorded in the consolidated statement of cash flows as cash flows from operating activities in accordance with paragraph 22(c) of SFAS 95. For the years presented in the 2006 Form 10-K the company did not receive any proceeds that were for other than operating activities.

5. COMMENT:

Exhibit Index, page 73

File all of the exhibits required by Item 601 of Regulation S-K. We note for example that the following documents appear not to have been filed:

a. Stock Deferral Plan for Non-Employee Directors,

b. Key Employee Retention Plan, and

c. Financial Advisory Services Agreement with Evercore Group, LLC.

RESPONSE:

The Company will file the items above as appropriate with its 2007 Form 10-K.

Engineering Comments

Mr. H. Roger Schwall
December 20, 2007

6. COMMENT:

General

Please provide us with a copy of your reserve report as of December 31, 2006.  Please provide this on electronic media, such as CD-ROM, if possible.  If you would like this information to be returned to you, please follow the guidelines in Rule 418(b) of Regulation C.  Please send the CD-ROM to James Murphy at mailstop 7010.

RESPONSE:

The requested information will be provided under separate cover.

7. COMMENT:

Business and Properties, page 1

Our Properties, page 2

Please revise your document to expand your disclosure on your principal properties.  We note that you only provide production and reserve information for major geographical areas but not individual properties.  Please see Instruction 3 to Item 102 of Regulation S-K for guidance.

RESPONSE:

In future filings, the disclosure will be expanded to reflect the percentage of the Company’s production for the period reported and the proved reserves at the end of the period reported attributable to the East Bay field in the Company’s Eastern offshore area to the extent it continues to be a materially important property of the Company. The Company will provide similar disclosure as to the Greater Bay Marchand area in its Central offshore area and as to any other properties of the Company that become materially important.

8. COMMENT:

Notes to Consolidated Financial Statements

Supplementary Oil and Natural Gas Disclosures, page 68

Mr. H. Roger Schwall
December 20, 2007

Please revise your document to include appropriate explanations for all significant reserve changes in the year to year reserves table.  We note revisions that appear to be large in all three periods.  See paragraph 11 of SFAS 69 for guidance.

RESPONSE:

In future filings the Company will include appropriate explanations for all significant reserve changes in the year to year reserve table.  The Company includes the following discussion of changes to the table included on page 68 of its 2006 Form 10-K, marked for the suggested changes, as an example:

The following table sets forth the Company’s net proved reserves, including the changes therein, and proved-developed reserves:

	Crude Oil (Mbbls)	Natural Gas (Mmcf)
Proved-developed and undeveloped reserves:
December 31, 2003	27,414	134,404
Extensions, discoveries and other additions(a)	3,231	67,049
Revisions(b)	1,296	(21,570)
Production	(3,171)	(30,048)

December 31, 2004	28,770	149,835
Purchases of reserves in place(c)	3,949	52,690
Extensions, discoveries and other additions(d)	1,086	24,490
Revisions(e)	587	(27,789)
Production	(2,914)	(32,277)

December 31, 2005	31,478	166,949
Sales of reserves in place	(129)	(750)
Extensions, discoveries and other additions(f)	1,057	44,336
Revisions	515	(1,704)
Production	(3,007)	(38,708)

December 31, 2006	29,914	170,123

Proved-developed reserves:
December 31, 2004	24,737	102,760
December 31, 2005	25,646	103,627
December 31, 2006	24,811	117,392

(a)	Includes approximately 9.4 MMboe associated with discoveries in Greater Bay Marchand.

(b)	The net revision amount of 2,299 Mboe in 2004 is comprised of many individually insignificant revisions both positive and negative.

Mr. H. Roger Schwall
December 20, 2007

(c)
 Includes the acquisition of approximately 8.5 MMboe from the onshore south Louisiana acquisition completed in January 2005 and approximately  4.2 MMboe acquired in March 2005 through the acquisition of the remaining interest in South Timbalier 26.

(d)	Includes approximately 1.2 MMboe associated with discoveries in Greater Bay Marchand.

(e)
 During 2005, the Company revised downward its estimate of proved reserves by a total of approximately 4,045 Mboe. The net downward revision of the Company’s estimates was due to information received from production results and drilling activity that occurred during 2005. Reserves were revised downward by 5,351 Mboe related primarily to the proved undeveloped reserves acquired in the South Louisiana onshore acquisition in January 2005.

(f)	Includes approximately 2.2 MMboe associated with discoveries in Greater Bay Marchand and 0.8 MMboe at East Bay.

Schedule 14A, Filed May 4, 2007

9. COMMENT:

Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use.  Please understand that after our review of your responses, we may raise additional comments.

RESPONSE:

The Company will comply with the comments 10 through 13 below in all future filings.

10. COMMENT:

Compensation of Directors

Fiscal 2006 Director Compensation, page 10

Describe the material terms of the Stock and Deferral Plan for Non-Employee Directors.  Describe the differences between that plan and the Amended and Restated 2000 Stock Incentive Plan for Non-Employee Directors, and the reasons why awards are made under each plan.

RESPONSE:

In future filings, the Company proposes to include changes to the next to last paragraph of the section headed “Fiscal 2006 Director Compensation” (page 10), marked below for the suggested changes, as an example:

Mr. H. Roger Schwall
December 20, 2007

Non-employee directors receive an annual retainer of $30,000 ($40,000 commencing with the 2007 Annual Meeting) and meeting fees of $2,000 for each Board meeting, and $1,500 for each committee meeting, attended (even if held on the same date).  The Chairman of the Audit Committee receives an additional $15,000 per year, each other Audit Committee member receives an additional $5,000 per year and the Chairman of each of the Compensation Committee and the Nominating & Governance Committee receives an additional $10,000 per year.  Meeting fees are paid in cash.  Retainer fees are paid in shares of Common Stock (valued at fair market value); provided that a director may elect to receive up to 50% of such retainer fees in cash.  Directors may defer all or a portion of their retainer and meeting fees.  Our Stock and Deferral Plan for Non-Employee Directors governs the payment of retainer and meeting fees and the terms of any deferrals of such fees.  The Statement 123R charge for deferrals of retainer and meeting fees that are invested in phantom shares of the Company’s Common Stock is included in the stock awards column in the above table.   Directors are also reimbursed for their reasonable expenses in connection with attending Board of Director meetings and other Company events.

11. & 12.                       COMMENTS:

Executive Compensation

Compensation Discussion and Analysis, page 11

11.            General

You state that in determining appropriate levels of compensation for your executive officers in regard to base salary, incentive bonuses and long term incentive compensation, you use peer and industry group analysis.  Identify the companies that make up each peer group and industry group that you use for each purpose.

12.            Annual Compensation, page 11

You state that your compensation philosophy is designed so that a substantial component of each employee’s potential annual compensation is dependant upon measurable improvements to stockholder value.  In addition, you state that the Committee based its decisions with respect to performance-measured compensation of your executive officers for services rendered in 2006 upon these principles and its assessment of each officer’s potential to enhance long-term stockholder value.  Finally you state that “for 2006, the Committee determined that the Company exceeded its target for production growth of 10% and that the Company’s stock

Mr. H. Roger Schwall
December 20, 2007

price performance over the year was at the top of its peer group.  The Company did not meet its targets relative to reserve replacement (130%), Loe/Boe ($5.40) and for reserve replacement cost (an indexed target based on peer performance).  Based on these results, the Committee determined that a bonus in accordance with the Company’s quantitative factors of 68% of target was warranted.”

a. Specify the items of corporate performance that are taken into account in setting compensation policies and making compensation decisions.  State in each case by what margin or amount you meet or fail to meet targets.  As an example, state by what margin you exceeded your target for 10% production growth.  State the method used in determining how the company’s stock price performance “over the year” was at the top of its peer group, identifying the peer group used.  As another example, provide the target used for determining reserve replacement cost, and identify the peer group used.  State by what amount this target was missed.

b. Clarify whether awards are made based on an assessment of each officer’s potential to enhance long-term stockholder value, and describe the factors used in making that determination.  We note your statement on page 13 that the Committee determined Mr. Bachmann’s compensation based on its assessment of his potential to enhance long-term shareholder value.  As applicable, provide on an individual basis the performance goals set for each named executive officer.

c. Define the term “Loe/Boe.”

The purpose of this discussion is to explain why you awarded specific amounts of compensation. Refer to Release 33-8732A, Section II.B.1.

RESPONSE:

In future filings, the Company proposes to include changes to the following paragraphs of the section headed “Annual Compensation” under the section headed “Compensation Discussion and Analysis” (page 12), marked below for the suggested changes, as an example:

Annual Compensation

At least once each year, the Committee reviews the Company’s executive compensation program.  This review is conducted with the assistance of the Company’s compensation consultant.  The consultant’s analysis includes an assessment of the Company’s executive officers’ compensation levels compared to other executive officers in

Mr. H. Roger Schwall
December 20, 2007

similar positions in the Company’s industry sector.  The annual base salary of each executive is determined by an analysis of the compensation paid to other executive officers in similar positions in the Company’s peer group and market data derived from a combination of sources, including published salary survey data of other exploration and production companies purchased from third parties.  The  peer group used for salary purposes for 2006, which was determined in late 2005, was comprised of the following companies: ATP Oil & Gas Corp., Cabot Oil & Gas Corp., Comstock Resources Inc., Denbury Resources Inc., Houston Exploration Company, Meridian Resources Corp., Newfield Exploration Company, Remington Oil and Gas Corporation, Spinnaker Exploration Company, St. Mary Land & Exploration Company and Stone Energy Corp.  The Committee targets the median to 75th percentile for base salary.  A competitive base salary is consistent with the Company’s long-term objectives of attracting and retaining highly qualified, competent executives.

            The incentive bonus is particularly aligned with the interests of the Company’s stockholders.  Incentive bonuses are based on quantitative and qualitative factors that the Committee may deem appropriate and the Committee’s assessment of the individual’s performance.  While the Committee does not apply a completely formulaic approach, in 2006 the quantitative factors considered consisted of predetermined targets of production growth (both organic and through acquisitions), reserve replacement, reserve replacement cost relative to peers, lease operating expense per barrel of oil equivalent (“Loe/Boe”) and the increase in value of the Company’s Common Stock relative to peers.  The Committee has in the past adjusted targets for extraordinary events such as significant storms.  The Committee also compares the Company’s results against the results of its peer group.  The Committee does not set individual performance goals for the Company’s executives.  In 2006, the peer group used to compare reserve replacement costs, which was determined in late 2006, and comprised of companies primarily with Gulf of Mexico operations, was ATP Oil & Gas Corp., Bois d’Arc Energy, Inc., Cabot Oil & Gas Corp., Comstock Resources Inc., Houston Exploration Company, Meridian Resources Corp., Newfield Exploration Company, Stone Energy Corp. and W&T Offshore, Inc. There were two peer groups used for stock price comparison.  The first, which was determined in late 2006 and comprised of similarly-sized companies in the oil and gas industry, consisted of ATP Oil & Gas Corp., Bois d’Arc Energy, Inc., Cabot Oil & Gas Corp., Comstock Resources Inc., Denbury Resources Inc., Houston Exploration Company, Meridian Resources Corp., Newfield Exploration Company, Stone Energy Corp., St. Mary Land & Exploration Company and W&T Offshore, Inc. The other peer group, which is the peer group used for performance share purposes for incentive compensation awarded in 2005, consisted of Bois d’Arc Energy, Inc., Meridian Resources Corp., Newfield Exploration Company, Stone Energy Corp. and W&T Offshore, Inc.

Mr. H. Roger Schwall
December 20, 2007

A target bonus percentage of base salary is predetermined and periodically reviewed for each executive on the basis of market practices, although actual bonus payments can be significantly affected by the Committee’s assessment of individual performance.  The target bonus percentages for the current Named Officers set forth in the Summary Compensation Table are as follows: Mr. Bachmann, 100%; Mr. Gobe, 65%; Mr. Peper, 55%; Mr. Woodall, 55%; Mr. Dykes, 50%; and Mr. LeBlanc, 40%.  The Committee targets the 75th percentile for the combination of base salary and incentive bonus when results warrant.  In reviewing quantitative factors, the Committee will determine each year whether a threshold level of performance below the Company’s objectives is deserving of any bonus percentage, taking into account external factors beyond the control of the executives.

 For 2006, the Committee determined that the Company exceeded its targets for production growth (actual of 14% with a target of 10%) and stock price performance when compared to the Company’s peer groups (from the market close on December 31, 2005 to December 31, 2006, the Company was in the top quartile and ranked first, respectively).  The Company did not meet its targets relative to reserve replacement (target of 130%, with an actual performance of 92%), Loe/Boe (target of $5.40, with an actual of $6.21) or reserve replacement cost (an indexed target based on peer performance, with an actual cost of $46 per Boe).  Based on these results, the Committee determined that a bonus in accordance with the Company’s quantitative factors of 68% of target was warranted.  The bonuses for Named Officers are set forth below under “— Summary Compensation.” The Committee has not yet established the corporate targets that are to serve as the quantitative factors used in determining incentive bonuses for 2007 performance.

13.            COMMENT:

Long-Term Compensation. page 12

We note your statement that “the Committee also reviewed data relating to the 2004-2006 performance cycle, and determined that the increase in reserves per share target of 25% per year and the increase in value of proved reserves target of 5% per year were not met, but the three year average of total shareholder return exceeded the maximum of 20% per year.  As a result, the Committee vested two-thirds of the performance shares, or an aggregate of 69,000 shares in accordance with the quantitative targets.”  State by what margin or amount targets are met or not met. In addition, provide a discussion of why the Committee made the awards

Mr. H. Roger Schwall
December 20, 2007

it did.  It appears that only one of three goals listed for the 2004-2006 performance cycle was met, but that the committee vested two-thirds of the performance shares.

RESPONSE:

The terms of the performance shares provide that the payout of awards for each target could range from a threshold of zero shares to a target of 100% to a maximum of 200%. A target of 34,500 shares were available for each performance measure.   Following the end of the performance cycle in 2006, awards were computed as follows:

Performance Measure	Level of Target Met	Shares Paid Out

Increase in reserve per share	less than target	zero
Increase in value of proved reserves	less than target	zero
Shareholder return	Maximum or 2 times target	69,000

In future filings, the Company proposes to include changes to the last paragraph of the section headed “Long-Term Compensation” under the heading “Compensation Discussion and Analysis” (page 13), marked below for the suggested changes, as an example:

The Committee also reviewed data relating to the 2004—2006 performance cycle, and determined that the increase in reserves per share target of 25% per year and the increase in value of proved reserves target of 5% per year were not met, but the three year average of total shareholder return exceeded the maximum of 20% per year yielding a payout of 200% of target on that measure.  In accordance with the terms of the performance share award, the Committee vested two-thirds of the performance shares, or an aggregate of 69,000 shares in accordance with the quantitative targets.  The Committee did not grant any performance shares in 2006.

If you have any questions about the Company’s response to your comment or require further explanation, please do not hesitate to telephone me at (212) 701-3323.

Sincerely,

/s/ John Schuster
John Schuster

Mr. H. Roger Schwall
December 20, 2007

H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C.  20549

cc:            John H. Peper